Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a copy of FAQs regarding the proposed transaction that was distributed to Impax employees on October 24, 2017.

Questions about Restricted Stock and Deferred Compensation

On October 17, 2017, Amneal and Impax announced that they have entered into a business combination agreement. The combination is subject to the approval of Impax shareholders as well as customary regulatory approvals. We anticipate the transaction will close in the first half of 2018. Until then, it is business-as-usual with both Amneal and Impax operating as separate companies and competitors; it is important that we focus on continuing to make Impax successful.

This document is focused on providing guidance about the potential combination’s expected impact to Impax Restricted Stock, Options and Deferred Compensation plans for U.S. employees if the transaction successfully closes.

RSA Questions

What would happen to vested Impax stock at close? Would the shares be converted to vested NewCo stock?

Each share of Impax common stock (including vested Restricted Stock Awards or “RSAs”) outstanding immediately prior to the effective time of the merger will be converted into the right

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to receive 1 share of Class A common stock of the new publicly traded combined company (Amneal Pharmaceuticals Inc.).

What would happen to the unvested RSAs? Would they vest upon close of merger?

Pursuant to the terms of the Business Combination Agreement, all unvested RSAs outstanding immediately prior to the effective of the merger will fully vest and be exchanged (subject to any required tax withholding on such vesting) to shares of Class A common stock of the new publicly traded combined company. Note that the accelerated vesting of RSAs applies only to those unvested RSAs outstanding immediately prior to the closing. Unless otherwise provided in a separation agreement or other agreement with the company, if an employee leaves prior to the closing date, his/her unvested RSAs will continue to be forfeited and cancelled upon such employee’s termination of services with Impax in accordance with the terms of the Impax equity incentive plan.

Can I sell my vested restricted stock before the close?

Until the transaction closes, Impax employees can sell their vested RSAs pursuant to the company’s insider trading policy (including trading windows) and in accordance with securities laws. Please note that Impax’s trading window restrictions continue to apply, which may include senior management exercising its discretion to close the window without notice as necessary. All Impax employees are also required to continue to comply with U.S. securities laws prohibiting trading on the basis of material non-public information. Please consult Impax Legal with any questions regarding trading.

Will we receive 2018 stock grants according to the timelines we typically have?

The timing for annual stock grant awards will be contingent upon the transaction close – which is currently anticipated to occur in the first half of 2018 - and awards will be issued for shares in the new publicly traded combined company.

What would happen to any non-vested and outstanding options?

Each unvested outstanding option immediately prior to the effective time of the merger will fully vest at closing and be exchanged for an option to acquire shares of Class A common stock of the new publicly traded combined company at the exercise price per share otherwise purchasable pursuant to the Impax option; the options will also otherwise be subject to the same terms applied to the Impax options (e.g., same expiration date).

Deferred Comp Questions

What will happen to the Impax Deferred Compensation Plan?

Pursuant to the terms of the Business Combination Agreement, the new combined company will assume the Deferred Compensation Plan at the closing.

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More Information

You can learn more about the Amneal + Impax combination on iNET. If you have additional questions, please continue to send them to CorpComm@impaxlabs.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that

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are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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